SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

__________

SCHEDULE 13D/A
(Amendment No. 16)
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2(a)

Clearwire Corporation
(Name of Issuer)

Class A Common Stock
(Title of Series of Securities)

18538Q 10 5
(CUSIP number)

Cary I. Klafter
Vice President and Corporate Secretary
Intel Corporation
2200 Mission College Boulevard
Santa Clara, California 95054-1549
(408) 765-8080

Copy to:
Gregory T. Davidson
Gibson, Dunn & Crutcher LLP
1881 Page Mill Road
Palo Alto, California  94303-1125
(650) 849-5300
______________________________________________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 17, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 18538Q 10 5	13D/A

1		name of reporting persons s.s. or i.r.s. identification nos. of above persons Intel Corporation 94-1672743
2	check the appropriate box if a member of a group*	(a) ☐ (b) ☒
3		sec use only
4		source of funds WC
5	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6		citizenship or place of organization Delaware
number of shares	7	sole voting power
beneficially owned by	8	shared voting power 94,076,878*
each reporting	9	sole dispositive power
person with	10	shared dispositive power 94,076,878*
11		aggregate amount beneficially owned by each reporting person 94,076,878*
12	check box if the aggregate amount in row (11) excludes certain shares	☒**
13		percent of Series represented by amount in row (11) 12.4% *
14		type of reporting person CO

*
See discussion in Items 4 through 6 of that certain Statement on Schedule 13D filed on December 8, 2008, as amended by that certain Amendment No. 1 filed on February 27, 2009, that certain Amendment No. 2 filed on November 13, 2009, that certain Amendment No. 3 filed on December 22, 2009, that certain Amendment No. 4 filed on December 6, 2010, that certain Amendment No. 5 filed on December 14, 2010, that certain Amendment No. 6 filed on May 11, 2011, that certain Amendment No. 7 filed on May 23, 2011, that certain Amendment No. 8 filed on May 31, 2011, that certain Amendment No. 9 filed on December 16, 2011, that certain Amendment No. 10 filed on February 29, 2012, that certain Amendment No. 11 filed on March 14, 2012, that certain Amendment No. 12 filed on April 13, 2012, that certain Amendment No. 13 filed on June 19, 2012, that certain Amendment No. 14 filed on September 14, 2012, that certain Amendment No. 15 filed on October 5, 2012 and this Amendment No. 16.  As more fully described in the responses to Items 4 through 6 therein, the Reporting Person and certain other beneficial owners of Class A Common Stock identified therein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described therein.  Neither the filing of this Statement on Schedule 13D nor any amendment thereto nor any of their respective contents shall be deemed to constitute an admission by the Reporting Person that, except as expressly set forth herein and therein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

**	See Item 5(a)-(b) of this Statement on Schedule 13D, as amended to date.

This Amendment No. 16 amends and supplements that certain Statement on Schedule 13D filed on December 8, 2008, as amended by that certain Amendment No. 1 filed on February 27, 2009, that certain Amendment No. 2 filed on November 13, 2009, that certain Amendment No. 3 filed on December 22, 2009, that certain Amendment No. 4 filed on December 6, 2010, that certain Amendment No. 5 filed on December 14, 2010, that certain Amendment No. 6 filed on May 11, 2011, that certain Amendment No. 7 filed on May 23, 2011, that certain Amendment No. 8 filed on May 31, 2011, that certain Amendment No. 9 filed on December 16, 2011, that certain Amendment No. 10 filed on February 29, 2012, that certain Amendment No. 11 filed on March 14, 2012, that certain Amendment No. 12 filed on April 13, 2012, that certain Amendment No. 13 filed on June 19, 2012, that certain Amendment No. 14 filed on September 14, 2012 and that certain Amendment No. 15 filed on October 5, 2012 (collectively, the “Schedule 13D”), by Intel Corporation, a Delaware corporation (the “Reporting Person” or “Intel”), with respect to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Clearwire Corporation, a Delaware corporation (“Clearwire” or the “Issuer”).

Capitalized terms used herein and not otherwise defined in this Amendment No. 16 shall have the meanings set forth in the Schedule 13D.  Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 4. Purpose of the Transaction.

Item 4 of the Schedule 13D is amended and supplemented by adding the following information under a new heading “Eagle River ROFO Notice”:

On October 17, 2012, Eagle River Holdings, LLC (“Eagle River”) delivered a notice to Intel and the other Equityholders pursuant to Section 3.3 of the Equityholders’ Agreement (the “Eagle River ROFO Notice”). The Eagle River ROFO Notice provides notice to Intel and the other Equityholders of Eagle River’s intent to transfer (i) 30,922,958 shares of Class A Common Stock (the “Class A Shares”) and (ii) 2,728,512 shares of Class B Common Stock and a corresponding number of Clearwire Communications Class B Common Interests (the “Class B Interests” and, together with the Class A Shares, the “Interests”) on the following material terms:

•	Eagle River will only sell to each Equityholder an equal percentage of its ownership of the Class A Common Stock and the Class B Interests, rounded in each case to the nearest whole share;

•
A cash sales price for the bundle of each whole share of Class A Common Stock and the related fractional Class B Interest of $2.97164 (consisting of an assigned value, only for the purposes of the Eagle River ROFO Notice, of $2.00 per Class A Share and $13.9835 per Class B Interest); and

•
The payment of a Make Whole Payment (as defined in the Eagle River ROFO Notice) by any Equityholder that delivers a response notice pursuant to the Eagle River ROFO Notice (the “Exercising Non-Selling Equityholder”) and acquires Interests if, at any time following October 17, 2012 but before October 17, 2015, the Exercising Non-Selling Equityholder or an Affiliate (as defined in the Equityholders’ Agreement) thereof acquires or disposes of, directly or indirectly, any Interests at a price higher than an Average Weighted Per Share Acquisition Price (as defined in the Eagle River ROFO Notice) of $2.97164 or such higher amount established by the most recent Qualifying Subsequent Transaction (as defined in the Eagle River ROFO Notice), if any, calculated by multiplying the aggregate number of Interests acquired by the Exercising Non-Selling Equityholder or its Affiliate by the excess of such higher price over (i) $2.97164 or (ii) such higher amount established by the most recent Qualifying Subsequent Transaction.

Pursuant to Section 3.3(b) of the Equityholders’ Agreement, each Equityholder shall have thirty (30) days from receipt of the ERH ROFO Notice to notify ERH of its election to purchase all or any portion of the Interests in accordance with the terms and conditions of the ERH ROFO Notice and the Equityholders’ Agreement.

On October 17, 2012, Sprint HoldCo delivered a response letter (“Sprint Response Letter”) to the ERH ROFO Notice notifying ERH that Sprint HoldCo elects to purchase 100% of the Interests at the purchase price set forth in the ERH ROFO Notice (or, in the event that one or more of the other Equityholders elects to purchase the Interests pursuant to a timely response notice, the maximum number of Interests that Sprint HoldCo is entitled to purchase pursuant to Section 3.3(b) of the Equityholders’ Agreement).

The foregoing description of the Eagle River ROFO Notice and the Sprint Response Letter is a general description only and is qualified in its entirety by reference to the Eagle River ROFO Notice and the Sprint Response Letter, which are filed as Exhibit 99.15 and Exhibit 99.16 hereto, respectively, and incorporated herein by reference.

BHN Exchange Notice

On October 11, 2012, BHN Spectrum provided Clearwire and Clearwire Communications with a written notice of its request to exchange all of the shares of Class B Common Stock of Clearwire together with all of the Class B Common Units of Clearwire Communications held by BHN Spectrum into an equal number of shares of Class A Common Stock (the “BHN Exchange”).  The BHN Exchange was completed on October 18, 2012.

Item 5.  Interest in Securities of the Issuer

Items 5(a) and (b) are hereby amended and restated in their entirety as follows:

(a)-(b)

The Reporting Person does not directly own any shares of Class A Common Stock of the Issuer. As of October 18, 2012, by reason of the provisions of Rule 13d-3 under the Act, the Reporting Person is deemed to beneficially own and to share voting and investment power with respect to 94,076,878 shares of Class A Common Stock that are beneficially owned as follows:

•
28,432,066 shares of Class A Common Stock that are beneficially owned as follows: 25,098,733 shares of Class A Common Stock that are held of record by Intel Capital and 3,333,333 shares of Class A Common Stock that are held of record by Intel Cayman; and

•	65,644,812 shares of Class A Common Stock that are beneficially owned as follows: 65,644,812 shares of Class B Common Stock and Class B Common Units that are held of record by Intel Entity A.

Each share of Class B Common Stock, together with one Class B Common Unit, is exchangeable at any time at the option of the holder, into one fully paid and nonassessable share of Class A Common Stock of the Issuer.

In addition, by virtue of the Equityholders’ Agreement entered into at the Closing (see Item 6 of the Schedule 13D), the Reporting Person may be deemed to be a member of a “group” under Section 13(d) of the Act with respect to the 94,076,878 shares of Class A Common Stock beneficially owned by the Reporting Person and the following shares which are reported separately from this Amendment No. 16, based upon the information contained in that certain Amendment No. 14 to the Statement on Schedule 13D dated October 17, 2012 filed by the Sprint Entities, Eagle River and Craig O. McCaw, pursuant to which such persons have reported that they, the Comcast Entities and the BHN Entities beneficially own: 705,359,348 shares of Class A Common Stock beneficially owned by the Sprint Entities, 88,504,132 shares of Class A Common Stock beneficially owned by the Comcast Entities, 34,026,470 shares of Class A Common Stock beneficially owned by Eagle River, 34,042,970 shares of Class A Common Stock beneficially owned by Craig O. McCaw and 8,474,440 shares of Class A Common Stock beneficially owned by the BHN Entities.  The Reporting Person disclaims beneficial ownership of the shares of Class A Common Stock beneficially owned by such other persons.

To the knowledge of the Reporting Person, none of the persons listed on Schedule A to the Schedule 13D beneficially owns any shares of the Class A Common Stock as of the date of filing of this Amendment No. 16.  Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by any of the persons listed on Schedule A that he or she is the beneficial owner of any Class A Common Stock referred to herein for purposes of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information under the subheading “Eagle River ROFO Notice” in Item 4 of this Schedule 13D is hereby incorporated by reference.

Item 7.                        Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

99.15
Interest Notice pursuant to Section 3.3 of the Equityholders’ Agreement from Eagle River Holdings, LLC dated October 17, 2012 (incorporated herein by reference to Exhibit 99.29 of Amendment No. 14 to Schedule 13D, filed on October 18, 2012, by the Sprint Entities and the ERH Entities)

99.16
Response Letter pursuant to Section 3.3 of the Equityholders’ Agreement from Sprint HoldCo, LLC to Eagle River Holdings, LLC dated October 17, 2012 (incorporated herein by reference to Exhibit 99.30 of Amendment No. 14 to Schedule 13D, filed on October 18, 2012, by the Sprint Entities and the ERH Entities)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of October 19, 2012	INTEL CORPORATION
	By:	/s/ Cary I. Klafter
	Name:	Cary I. Klafter
	Title:	Vice President, Legal and Corporate Affairs, and Corporate Secretary

INTEL CORPORATION

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Cary I. Klafter, and with full power of substitution, the undersigned’s true and lawful attorney-in-fact with full power to execute and file with the Securities and Exchange Commission and any stock exchange or similar authority, any report required to be filed pursuant to Section 13 of the Securities Exchange Act of 1934, (as amended, the “Act”), with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto said attorney-in-fact the power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

This Power of Attorney shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person to whom power of attorney has been hereby granted ceases to be an employee of Intel Corporation.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 19th day of November, 2009.

INTEL CORPORATION

By:	/s/ A. Douglas Melamed
A. Douglas Melamed
Senior Vice President,
General Counsel

SCHEDULE A

Schedule A of the Schedule 13D is hereby amended and restated in its entirety as follows:

DIRECTORS AND EXECUTIVE OFFICERS OF INTEL CORPORATION

The name, citizenship, business address, and present principal occupation or employment of each of the directors and executive officers of the Reporting Person are as set forth below.

Directors:

	Present Principal Occupation	Present Business
Name	or Employment	Address	Citizenship
Andy D. Bryant	Chairman of the Board	2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A.

Paul S. Otellini	President and Chief Executive Officer	2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A.

Ambassador Charlene Barshefsky	Senior International Partner, Wilmer Cutler Pickering Hale & Dorr LLP	1875 Pennsylvania Avenue, NW Washington, DC 20006	U.S.A.

Susan L. Decker	Principal, Deck3 Ventures LLC	2494 Sand Hill Road, Suite 200 Menlo Park, CA 94025	U.S.A.

John J. Donahoe	President and Chief Executive Officer, eBay Inc.	2145 Hamilton Avenue San Jose, CA 95125	U.S.A.

Reed E. Hundt	Principal, REH Advisors LLC	2001 K Street, NW Washington, DC 20006	U.S.A.

James D. Plummer	Dean of the School of Engineering, Stanford University	Dean of the School of Engineering Huang Engineering Center, Suite 227 Stanford University Stanford, CA 94305	U.S.A.

David S. Pottruck	Chairman and Chief Executive Officer, Red Eagle Ventures, Inc.	201 Spear Street, Suite 1150 San Francisco, CA 94105	U.S.A.

Frank D. Yeary	Principal, Darwin Capital Advisors LLC	Darwin Capital Advisors LLC 68 Lincoln Avenue Piedmont, CA 94611	U.S.A.

David B. Yoffie	Max and Doris Starr Professor of International Business Administration, Harvard Business School	Harvard Business School Morgan Hall 215, Soldiers Field Park Rd. Boston, MA 02163	U.S.A.

Non-Director Executives:

Name	Present Principal Occupation or Employment	Present Business Address	Citizenship
David Perlmutter	Executive Vice President General Manager, Intel Architecture Group Chief Product Officer	2200 Mission College Blvd. Santa Clara, CA 95054-1549	Israel

Arvind Sodhani	Executive Vice President President, Intel Capital	2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A.

William M. Holt	Senior Vice President General Manager, Technology and Manufacturing Group	2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A.

Renee J. James	Senior Vice President General Manager, Software and Services Group	2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A.

Thomas M. Kilroy	Senior Vice President General Manager, Sales and Marketing Group	2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A.

Brian M. Krzanich	Senior Vice President Chief Operating Officer	2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A.

A. Douglas Melamed	Senior Vice President General Counsel	2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A.

Stacy J. Smith	Senior Vice President, Director, Corporate Strategy, Chief Financial Officer	2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A.